Skadden, Arps, Slate, Meagher & Flom llp

Via EDGAR Sonia Gupta Barros Assistant Director	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 15, 2015
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U.S. Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Four Corners Property Trust, Inc.
Form 10
Filed August 11, 2015
File No. 001-37538

Dear Ms. Barros:

On behalf of Four Corners Property Trust, Inc. (the “Company” or “Four Corners”), set forth below are responses to comments 2 and 4 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 9, 2015 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 (File No. 001-37538) that was filed on August 11, 2015 (the “Registration Statement”). The Company intends to respond to the other comments in the Comment Letter in a separate letter which will be accompanied by an amendment to the Registration Statement. Please be advised that the Company intends to make this filing no later than the week of September 28, 2015. While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

 The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement included as Exhibit 99.1 to the Registration Statement.

2.
We note that you expect to elect and qualify to be subject to tax as a real estate investment trust effective January 1, 2016. Consequently, the assets Darden is transferring to you in connection with the Spin-Off will be held through an entity with

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 15, 2015

a different structure, and you will be subject to different regulatory requirements, than was the case when the assets were owned by Darden. Please provide us supplementally with your analysis regarding whether the new regulatory scheme results in a form of “value” for purposes of the first condition of question four of Staff Legal Bulletin No. 4. Please specifically address the effect of the new REIT ownership structure in your analysis.

Response:

The Company does not believe that the distribution of the shares in the Spin-Off is being done for "value," as that term is used in the definition of "sale" or "offer" in the Securities Act of 1933 (the “Securities Act”), or that the proposed organizational structure or tax status of the Company or the regulations that are expected to be applicable to the Company following the Spin-Off impact that conclusion.

Existing Darden shareholders will receive a pro rata distribution of the Company's common stock solely by virtue of their ownership of the shares of Darden’s common stock on the record date. The Spin-Off does not require the approval of Darden shareholders (under Florida law or otherwise), consummation of the Spin-Off does not require any action whatsoever to be taken by the existing Darden shareholders and no existing Darden shareholder will make any investment decision with respect to the securities received in the Spin-Off.  As a result, none of Darden's shareholders will provide any value or consideration in order to receive the Company's securities, no existing Darden shareholder will assume or incur any obligations or liability as a result of the distribution and no person (including Darden, the Company or any of their subsidiaries or affiliates) will receive any value from the Darden shareholders in consideration of, or as a result of, the distribution.

The Commission has long taken the position that a dividend or distribution of securities, such as the Distribution, generally does not constitute an "offer" or “sale” within the meaning of Section 2(a)(3) of the Securities Act.  The Staff outlined its similar views of the application of Section 5 of the Securities Act to spin-off transactions in Staff Legal Bulletin No. 4 (avail. Sept. 16, 1997) (the “Staff Legal Bulletin”).  These positions are premised on the view that a dividend or distribution of securities is not a disposition “for value” within the meaning of that section,1 and, as such, is, therefore, outside the scope of the registration requirements of Section 5.  Furthermore, the Commission and Staff's views recognize that the recipient of a dividend of securities does not make an independent investment decision about such securities, and, therefore, does not need the protection afforded by the Securities Act.

_____________________________

1 See Securities Act Release No. 929 (July 29, 1936).

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 15, 2015

The Spin-Off qualifies for the guidance outlined in the Staff Legal Bulletin. The proposed organization structure and tax status of the Company and the regulations that are expected to be applicable to the Company do not and should not impact the historical Commission and Staff view of the application of Section 5 to dividend and distribution transactions, such as the Spin-Off.  The Company and Darden will be organized under different state statutes. The Company will be organized as Maryland corporation. Darden is organized as a Florida corporation.  But each entity will have a board of directors and be managed by appointed officers, such board members and officers will be subject to state fiduciary and other duties and Company and Darden shareholders will enjoy similar corporate rights and obligations. Although there are certain differences between the corporate and corporate governance regimes in Florida and Maryland, we do not believe those differences are material or should result in the Spin-Off being viewed as effected for value.  A change in the jurisdiction of organization of an entity to be distributed in a spin off transaction is certainly not uncommon and, as far as the Company is aware, has not resulted in a view by the Commission or the Staff that a spin off transaction was effected for value.

The fact that the Company intends to elect and qualify to be subject to tax as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, commencing with the taxable year ending December 31, 2016, should also have no impact on the Section 5 analysis.  The restrictions and requirements on companies that elect to be subject to tax as a REIT do not result in material differences in the governance and operations of those companies.  While the REIT tax rules impose asset, income, distribution, shareholder ownership, and other requirements on REITs, non-REIT companies could adopt similar obligations and requirements. For example, there is no provision of Florida corporation law or Darden’s charter that would prevent Darden from maintaining or increasing its dividend to a high proportion of its taxable income, beyond typical surplus requirements that will be applicable to the Company as well.  Indeed, for the foreseeable future the Company has no reason to believe that the combined dividend paid by Darden and the Company would be significantly in excess of the dividend which would have been paid by Darden had the Spin-Off not occurred.

The Company also does not believe that Darden shareholders will provide consideration for the Spin-Off as a result of the charter restrictions on the ownership of the Company’s common stock.  To assist the Company in complying with certain of the REIT requirements imposed by the Internal Revenue Code, the Company’s charter will provide for restrictions on ownership and transfer of shares of its stock, including, subject to certain exceptions, prohibitions on any person beneficially or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock, or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of the Company’s stock.  Other companies are and could be subject to similar ownership restrictions.  Darden effectively currently has such a restriction via its shareholder rights plan, which was adopted without a shareholder vote

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 15, 2015

in accordance with Florida law, and could impose transfer restrictions in the future.  The inclusion of the REIT ownership provisions in the Company charter should not be viewed as a form of consideration provided to Darden by its shareholders.

The Company respectfully submits that the Darden shareholders will not be providing consideration for the Company securities to be distributed in the Spin-Off.  Furthermore, the Registration Statement (including the Information Statement) provides adequate disclosure about the Company and its common stock and, following the Spin-Off, both Darden and the Company will have securities listed on the New York Stock Exchange and be reporting companies under the Securities Exchange Act of 1934. As a result, the Company does not believe that there are legitimate policy reasons that warrant a more expansive interpretation of the concept of a disposition for “value” or “consideration” for the Spin-Off.

4.
We note that your information statement filed in Exhibit 99.1 does not include pro forma information for Darden Restaurants, Inc. Please provide your analysis of the disclosure requirements included in Item 14(b) of Schedule 14A, in particular the pro forma financial information for Darden. Your analysis should address the applicability requirements included in Item 14(a) based upon all quantitative and qualitative aspects of the transaction relative to Darden. Refer to question four of Staff Legal Bulletin 4 and Instruction 4 to Item 14 of Schedule 14A.

Response:

The Company believes that the disclosures in the Information Statement satisfy the disclosure requirements of Item 14(b) of Schedule 14A. The Company does not believe that pro forma information for Darden is material to the disclosures required to be provided to its shareholders in connection with Spin-Off.  As a result, in accordance with the disclosure requirements of Item 14(b) of Schedule 14A, the Company did not include that information in the Information Statement.

The Company believes its disclosures in the Information Statement in response to Item 14(b) are consistent with the requirements outlined in the Staff Legal Bulletin and that Company shareholders are being provided all information necessary to understand the Spin-Off transaction and the Company.  Pro forma information regarding Darden is not necessary to be included in the Information Statement for Company shareholders to understand those matters. Darden shareholders will be provided with pro forma information after the Spin-Off in accordance with the Exchange Act disclosure requirements applicable to Darden.

Prior to the Staff issuing the Staff Legal Bulletin on September 16, 1997, the Staff had routinely provided no action letter guidance on the Staff’s views on whether specific spin-off transactions require registration under the Securities Act and the disclosure

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 15, 2015

requirements related to those transactions.2 The Staff Legal Bulletin presented the Staff’s views on the matters presented therein and codified the Staff's views outlined in the prior no action letters.  An analysis of the no action letters previously issued by the Staff, therefore, provides helpful guidance on information the Staff expected to be provided to shareholders in spin-off transactions.  We believe the disclosures provided in the Information Statement, including the financial statement information presented, satisfy the disclosure requirements of those previously issued letters and the Staff Legal Bulletin.

The previously issued no action letters generally tie the disclosures required to the information that would be provided if the distributed subsidiary were to register an offering of securities using a Form S-1 registration statement.  On this basis, pursuant to the requirements of Form S-1, the distributed subsidiary would not be required to include parent company disclosure, parent company financial information or parent company pro forma financial information in its S-1 registration statement.  For instance, in Collins & Aikman Corporation (February 5, 1997), the request letter noted that:

The Proxy Statement will contain information regarding the Distribution and Wallcoverings substantially similar to that which would be required in connection with a Form S-1 registration statement relating to the Common Shares, including the financial information required by Regulation S-X and Regulation S-K in connection with a Form S-1 registration statement. In addition, as indicated above, prior to the consummation of the Distribution, the Common Shares will be registered under the Exchange Act on Form 10 pursuant to the Registration Statement.  (“Wallcoverings” was the business being distributed).

And in WMS Industries, Inc. (WMS Industries, Inc. (February 25, 1997), the request letter noted that:

In addition, prior to the Distribution, WMS will distribute an information statement (the “Information Statement ”) to its stockholders which will comply with the requirements of Regulation 14C under the Exchange Act and contain, among other things, financial and other information substantially similar to that which would be included in a registration statement on Form S-1 covering Hotel Corp. Common Stock. (“Hotel Corp” was the business being distributed).

_____________________________

2
See the following series of SEC Staff No Action Letters: Summit Energy, Inc. (March 29, 1988), Pacific Telesis Group (February 14, 1994), Valhi, Inc. (December 23, 1994), Signet Banking Corp. (February 14, 1995), Merrill Lynch & Co., Inc. (May 16, 1996), Axion Inc. (September 17, 1996), British Gas plc (December 4, 1996), Getty Petroleum Corp. (December 9, 1996), Collins & Aikman Corporation (February 5, 1997), Alco Standard Corporation (February 14, 1997), WMS Industries, Inc. (February 25, 1997), Trinity Industries, Inc. (February 27, 1997) and AB Electrolux (April 28, 1997).

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 15, 2015

It is certainly possible that a company preparing an information statement in connection with a spin-off transaction could conclude that pro forma information of the parent company might be material to the company shareholders understanding of the transaction or the company to be spun off.  Companies could also voluntarily decide to include parent pro forma information in the information statement for marketing, liability or other purposes. The Company considered these facts and, in particular, its proposed future business relationship with Darden when making its determination regarding the information to be included in the Information Statement related to Darden. In assessing these facts and circumstances in connection with the Spin-Off, however, the Company does not believe that  pro forma information of Darden is required or necessary.

Therefore, we respectfully submit that the Information Statement satisfies the requirements of the Staff Legal Bulletin and provides investors with the information necessary to understand the Company, the Spin-Off.

In accordance with your request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2439.

Sincerely,

/s/ Laura Kaufmann Belkhayat
Laura Kaufmann Belkhayat

cc:	Anthony G. Morrow, Esq., Corporate Secretary
Four Corners Property Trust, Inc.

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP